Bovie Medical Corporation
734 Walt Whitman Rd.
Melville, New York 11747

November 30, 2009

Via Edgar and Via Facsimile to (202) 772-9218
Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
450 Fifth Street, NW
Washington, D.C.  20549

Re:	Bovie Medical Corporation
Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2008
Filed November 9, 2009 and Form 10-Q for the quarter ended September 30, 2009
File No. 001-31885

Dear Mr. Cascio:

On behalf of Bovie Medical Corporation, this letter responds to the Staff’s comment letter dated November 20, 2009, which contained comments on the amendment referenced above.  To be consistent with the style used in those filings, I use the terms “we” and “our” in this letter to refer to Bovie Medical Corporation rather than to myself as an individual.  For ease of reference, we have excerpted the SEC’s numbered comments in italics below, followed by our response.

Amendment No. 2 to Form 10-K for December 31, 2008

Item 15, Exhibits

1.             Please tell us when you intend to respond to our comments issued on your confidential treatment application.

Response:

We are simultaneously submitting under separate cover, our response to the Staff’s comments regarding our confidential treatment application.

With respect to the 10K/A Amendment No. 3 Bovie Medical Corporation hereby acknowledges that:

Mr. Brian Cascio
November 23, 2009

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the quarter ended September 30, 2009

Statements of Cash Flows, page 6

2.             We see that in the column for the nine months ended September 30, 2008 you have presented information for the six months ended June 30, 2008.  In an amendment, please present the comparable period of 2008.

Response:

In the Amendment No. 1 to Form 10-Q for the period ended September 30, 2009 filed concurrently with this response (“Amendment No. 1”), we have complied with the Staff’s request.

Exhibit Index, page 7

3.             In future filings, please expand the disclosure to include all material increases and offsetting factors that explain the variances in your expenses.  For example, from the first six bullets on page 20 related to salary expense for the quarter period ended September 30, 2009 you have only accounted for $7,000 of the $32,000 increase in salaries.  Similarly, for the nine month period ended September 30, 2009, you disclosed that your salary expenses increased by a total of $51,000, but the disclosure increases and offsetting factors only explain $12,000 of the total variance for the period.

Response:

In the Amendment No. 1 to Form 10-Q for the period ended September 30, 2009, we have complied with the Staff’s request.

4.             In future filings, please expand the disclosure to include all material increases and offsetting factors that explain the variances in your expenses.  For example, from the bullet points on page 20 relating to your SG&A expenses for the quarterly period ended September 30, 2009 you have only accounted for $191,000 of the $251,000 increase in those expenses.  In addition, please disclose why expenses increased or decreased.  For example, we note the disclosure of decreased expenses in the last three bullets on page 20; however, you did not disclose the reasons why these expenses decreased.

Mr. Brian Cascio
November 23, 2009

Response:

In the Amendment No. 1 to Form 10-Q for the period ended September 30, 2009, we have complied with the Staff’s request.

Item 6, Exhibits

5.             Please tell us where you filed as exhibits your October 2009 employment agreements mentioned on page 14.

Response:

In the Amendment No. 1 to Form 10-Q for the period ended September 30, 2009, we have complied with the Staff’s request.

Please call me at 727-803-8593, if I can answer any questions regarding this letter.

Sincerely,

/s/ Gary D. Pickett
Chief Financial Officer

cc:           Andrew Makrides, Chief Executive Officer, Bovie Medical Corporation